SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CUMMINS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, par value $2.50 per share
(Title of Class of Securities)
231021106
(CUSIP Number of Class of Securities)
Nicole Y. Lamb-Hale
Chief Legal Officer and Corporate Secretary
Cummins Inc.
500 Jackson Street
P.O. Box 3005
Columbus, Indiana 47202-3005
(812) 377-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Mark Mandel, Esq.
Carol Stubblefield, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, New York 10018
(212) 626-4100
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and restates the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Cummins Inc., an Indiana corporation (“Cummins”), with the Securities and Exchange Commission (the “SEC”) on February 14, 2024. This Amendment relates to the offer by Cummins to exchange up to an aggregate of 67,054,726 shares of common stock of Atmus Filtration Technologies Inc., a Delaware corporation (“Atmus”), par value $0.0001 per share (“Atmus Common Stock”), for outstanding shares of common stock of Cummins, par value $2.50 per share (“Cummins Common Stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated March 7, 2024 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Atmus has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-277051) (as amended through the date hereof, the “Registration Statement”) to register shares of Atmus Common Stock offered in exchange for shares of Cummins Common Stock tendered in the Exchange Offer.
As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is hereby expressly incorporated by reference in response to all the items of this Amendment, except as otherwise set forth below.
Item 1.   Summary Term Sheet.
Summary Term Sheet. The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a) Name and Address.   The name of the issuer is Cummins Inc. The principal executive offices of Cummins are located at 500 Jackson Street P.O. Box 3005, Columbus, Indiana 47202. Its telephone number at such office is (812) 377-5000.
(b) Securities.   Shares of Cummins Common Stock, par value $2.50 per share, are the subject securities in the Exchange Offer. The information relating to Cummins Common Stock set forth in the section of the Prospectus entitled “Summary — Market Price and Dividend Information” is incorporated herein by reference.
(c) Trading Market and Price.   The information relating to Cummins Common Stock set forth in the section of the Prospectus entitled “Summary — Market Price and Dividend Information” is incorporated herein by reference.
The following table describes the per share range of high and low sales prices, as reported by the New York Stock Exchange, for shares of Cummins Common Stock for the quarterly periods indicated.
	Market Price for Cummins Common Stock
	High	Low
2022
First Quarter	$238.05	$189.50
Second Quarter	$216.90	$184.28
Third Quarter	$233.85	$187.92
Fourth Quarter	$254.09	$205.45
2023
First Quarter	$261.91	$220.59
Second Quarter	$246.87	$203.18
Third Quarter	$265.28	$224.34
Fourth Quarter	$248.41	$212.80
2024
First Quarter (through March 6, 2024)	$275.40	$226.53

Item 3.   Identity and Background of Filing Person.
(a) Name and Address.   The filing person and subject company is Cummins Inc. The principal executive offices of Cummins are located at 500 Jackson Street P.O. Box 3005 Columbus, Indiana 47202. Its telephone number at such office is (812) 377-5000. Reference is made to the information set forth under the headings “Summary — The Companies” and “Security Ownership of Certain Beneficial Owners and Management of Cummins and Atmus” in the Prospectus, which is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a) Material Terms.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Material U.S. Federal Income Tax Considerations” and “Comparison of Shareholder Rights of Cummins and Atmus” and the cover page of the Prospectus is incorporated herein by reference.
(b) Purchases.   The Exchange Offer is open to all holders of shares of Cummins Common Stock who tender their shares in a jurisdiction where the Exchange Offer is permitted. Therefore, any officer, director or affiliate of Cummins who is a holder of shares of Cummins Common Stock may participate in the Exchange Offer on the same terms and conditions as all other Cummins stockholders.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e) Agreements Involving the Subject Company’s Securities.   The information set forth in the sections entitled “Stock Ownership of Directors, Management and Others,” “Director Compensation,” “Executive Compensation — Compensation Discussion and Analysis” (pages 25-49) and “Executive Compensation — 2022 Summary Compensation Table and Supplemental Tables” in Cummins’ definitive Proxy Statement filed with the SEC on March 27, 2023 and in the sections of the Prospectus entitled “Agreements Between Cummins and Atmus and Other Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management of Cummins and Atmus” and the “Key Employee Stock Investment Plan” filed as Exhibit 10 to Cummins’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 is incorporated herein by reference. Cummins’ Key Employee Stock Investment Plan (“KESIP”) allows certain employees, other than officers, to purchase shares of Cummins Common Stock on an installment basis up to an established credit limit. For every block of 100 KESIP shares purchased by the employee, options to purchase 50 shares of Cummins Common Stock are granted.
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a) Purposes.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary” and “The Transaction — Reasons for the Exchange Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.   Shares of Cummins Common Stock acquired in the Exchange Offer will be held as treasury stock unless and until retired or used for other purposes.
(c) Plans.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction,” “The Exchange Offer,” “Agreements Between Cummins and Atmus and Other Related Party Transactions” and “Comparison of Shareholder Rights of Cummins and Atmus” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a) Source of Funds.   The information set forth in the sections of the Prospectus entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Transaction” and “The Exchange Offer” is incorporated herein by reference.
(b) Conditions.   Not applicable.
(d) Borrowed Funds.   Not applicable.

Item 8.   Interest in Securities of the Subject Company.
(a) Securities Ownership.   The information set forth in the section of the Prospectus entitled “Security Ownership of Certain Beneficial Owners and Management of Cummins and Atmus” is incorporated herein by reference.
(b) Securities Transactions.   Based on the information available to Cummins as of March 6, 2024, the following table sets forth the transactions in Cummins Common Stock by directors and executive officers of Cummins in the past 60 days.
Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
John H. Stone	February 12, 2024	242 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jonathan Wood	February 15, 2024	2,665 shares of Cummins Common Stock	$142.12	Exercise of derivative security exempted pursuant to Rule 16b-3
Jonathan Wood	February 15, 2024	2,012 shares of Cummins Common Stock	$264.911	Open market or private sale of non-derivative security
Sharon R. Barner	February 15, 2024	11,000 shares of Cummins Common Stock	$142.12	Exercise of derivative security exempted pursuant to Rule 16b-3
Sharon R. Barner	February 15, 2024	2,100 shares of Cummins Common Stock	$262.742	Open market or private sale of non-derivative security
Sharon R. Barner	February 15, 2024	2,302 shares of Cummins Common Stock	$261.883	Open market or private sale of non-derivative security
Sharon R. Barner	February 15, 2024	3,098 shares of Cummins Common Stock	$260.754	Open market or private sale of non-derivative security
Sharon R. Barner	February 15, 2024	3,500 shares of Cummins Common Stock	$263.245	Open market or private sale of non-derivative security
Sharon R. Barner	February 15, 2024	975 shares of Cummins Common Stock	$0.00	Gift of shares
Sherry A. Aaholm	February 16, 2024	2,490 shares of Cummins Common Stock	$149.34	Exercise of derivative security exempted pursuant to Rule 16b-3

1
The price represented a weighted average price.

2
The price represented a weighted average price.

3
The price represented a weighted average price.

4
The price represented a weighted average price.

5
The price represented a weighted average price.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Sherry A. Aaholm	February 16, 2024	2,490 shares of Cummins Common Stock	$267.356	Open market or private sale of non-derivative security
Luther E. Peters	February 16, 2024	2,235 shares of Cummins Common Stock	$136.82	Exercise of derivative security exempted pursuant to Rule 16b-3
Luther E. Peters	February 16, 2024	1,600 shares of Cummins Common Stock	$149.34	Exercise of derivative security exempted pursuant to Rule 16b-3
Luther E. Peters	February 16, 2024	5,225 shares of Cummins Common Stock	$267.607	Open market or private sale of non-derivative security
Jennifer Rumsey	February 16, 2024	1,070 shares of Cummins Common Stock	$149.34	Exercise of derivative security exempted pursuant to Rule 16b-3
Jennifer Rumsey	February 16, 2024	739 shares of Cummins Common Stock	$266.918	Open market or private sale of non-derivative security
Mark A. Smith	February 16, 2024	4,360 shares of Cummins Common Stock	$109.09	Exercise of derivative security exempted pursuant to Rule 16b-3
Mark A. Smith	February 16, 2024	1,790 shares of Cummins Common Stock	$136.82	Exercise of derivative security exempted pursuant to Rule 16b-3
Mark A. Smith	February 16, 2024	1,070 shares of Cummins Common Stock	$149.34	Exercise of derivative security exempted pursuant to Rule 16b-3
Mark A. Smith	February 16, 2024	4,468 shares of Cummins Common Stock	$268.479	Open market or private sale of non-derivative security
Sharon R. Barner	February 16, 2024	1,400 shares of Cummins Common Stock	$142.12	Exercise of derivative security exempted pursuant to Rule 16b-3
Sharon R. Barner	February 16, 2024	1,400 shares of Cummins Common Stock	$269.0510	Open market or private sale of non-derivative security
Tony Satterthwaite	February 21, 2024	15,420 shares of Cummins Common Stock	$163.43	Exercise of derivative security exempted pursuant to Rule 16b-3
Tony Satterthwaite	February 21, 2024	11,170 shares of Cummins Common Stock	$136.82	Exercise of derivative security exempted pursuant to Rule 16b-3

6
The price represented a weighted average price.

7
The price represented a weighted average price.

8
The price represented a weighted average price.

9
The price represented a weighted average price.

10
The price represented a weighted average price.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Tony Satterthwaite	February 21, 2024	10,860 shares of Cummins Common Stock	$160.10	Exercise of derivative security exempted pursuant to Rule 16b-3
Tony Satterthwaite	February 21, 2024	37,450 shares of Cummins Common Stock	$265.0511	Open market or private sale of non-derivative security
Stephen B. Dobbs	February 21, 2024	7,866 shares of Cummins Common Stock	$0.00	Gift of shares
Donald G. Jackson	February 22, 2024	3,390 shares of Cummins Common Stock	$109.09	Exercise of derivative security exempted pursuant to Rule 16b-3
Donald G. Jackson	February 22, 2024	1,340 shares of Cummins Common Stock	$136.82	Exercise of derivative security exempted pursuant to Rule 16b-3
Donald G. Jackson	February 22, 2024	350 shares of Cummins Common Stock	$149.34	Exercise of derivative security exempted pursuant to Rule 16b-3
Donald G. Jackson	February 22, 2024	800 shares of Cummins Common Stock	$262.3012	Open market or private sale of non-derivative security
Donald G. Jackson	February 22, 2024	4,280 shares of Cummins Common Stock	$261.6113	Open market or private sale of non-derivative security
Daniel W. Fisher	February 27, 2024	562 shares of Cummins Common Stock	$266.57	Open market or private purchase of non-derivative security
Sharon R. Barner	February 28, 2024	2,100 shares of Cummins Common Stock	$142.12	Exercise of derivative security exempted pursuant to Rule 16b-3
Sharon R. Barner	February 28, 2024	600 shares of Cummins Common Stock	$269.3214	Open market or private sale of non-derivative security
Sharon R. Barner	February 28, 2024	1,500 shares of Cummins Common Stock	$272.0815	Open market or private sale of non-derivative security
Karen H. Quintos	February 28, 2024	1,000 shares of Cummins Common Stock	$270.24	Open market or private sale of non-derivative security
Jeffrey T. Wiltrout	March 1, 2024	713 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)

11
The price represented a weighted average price.

12
The price represented a weighted average price.

13
The price represented a weighted average price.

14
The price represented a weighted average price.

15
The price represented a weighted average price.

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Jeffrey T. Wiltrout	March 1, 2024	226 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Jonathan Wood	March 1, 2024	1,170 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jonathan Wood	March 1, 2024	550 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Sherry A. Aaholm	March 1, 2024	2,580 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Sherry A. Aaholm	March 1, 2024	760 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Luther E. Peters	March 1, 2024	1,170 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Luther E. Peters	March 1, 2024	337 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Nathan R. Stoner	March 1, 2024	2,926 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Nathan R. Stoner	March 1, 2024	1,321 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Mark A. Smith	March 1, 2024	9,390 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Mark A. Smith	March 1, 2024	4,085 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Earl Newsome	March 1, 2024	3,526 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Earl Newsome	March 1, 2024	1,097 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Sharon R. Barner	March 1, 2024	7,035 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Sharon R. Barner	March 1, 2024	3,061 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Ashwath Ram	March 1, 2024	330 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Ashwath Ram	March 1, 2024	119 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Amy R. Davis	March 1, 2024	2,340 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Amy R. Davis	March 1, 2024	1,472 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Jennifer Rumsey	March 1, 2024	10,785 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jennifer Rumsey	March 1, 2024	4,277 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Nicole Y. Lamb-Hale	March 1, 2024	7,035 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Nicole Y. Lamb-Hale	March 1, 2024	2,581 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Donald G. Jackson	March 1, 2024	1,410 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Donald G. Jackson	March 1, 2024	470 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Tony Satterthwaite	March 1, 2024	10,785 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Tony Satterthwaite	March 1, 2024	6,750 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Brett Merritt	March 1, 2024	1,290 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Brett Merritt	March 1, 2024	388 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Jennifer Bush	March 1, 2024	1,410 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Jennifer Bush	March 1, 2024	426 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Bonnie J. Fetch	March 1, 2024	705 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Bonnie J. Fetch	March 1, 2024	185 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3

Name	Transaction Date	Number and Type of Securities	Price Per Share	Type of Transaction
Srikanth Padmanabhan	March 1, 2024	7,035 shares of Cummins Common Stock	$0.00	Grant, award or other acquisition pursuant to Rule 16b-3(d)
Srikanth Padmanabhan	March 1, 2024	3,206 shares of Cummins Common Stock	$270.26	Payment of tax liability by withholding securities incident to the receipt of a security issued in accordance with Rule 16b-3
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.   The information set forth in the section of the Prospectus entitled “The Exchange Offer — Fees and Expenses” is incorporated herein by reference.
Item 10.   Financial Statements.
(a) Financial Information.   The audited financial statements of Cummins at December 31, 2023 and 2022 and for the three fiscal years ended December 31, 2023 are incorporated herein by reference to Cummins’ Annual Report on Form 10-K, as filed with the SEC on February 12, 2024. The information set forth in the section of the Prospectus entitled “Summary — Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus” is incorporated herein by reference. The book value per share of Cummins Common Stock as at December 31, 2023 was $62.40 per share.
This document incorporates by reference important business and financial information about Cummins from documents filed with the SEC that have not been included in this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources (see the section of the Prospectus entitled “Incorporation by Reference”).
(b) Pro Forma Information.   The information set forth in the section of the Prospectus entitled “Selected Historical Consolidated Financial Data for Cummins and Selected Historical Consolidated and Pro Forma Financial Data for Atmus” is incorporated herein by reference.
Item 11.   Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
(1) None.
(2) The information set forth in the sections of the Prospectus entitled “Summary — Regulatory Approval” and “The Transaction — Regulatory Approval” is incorporated herein by reference.
(3) The information set forth in the sections of the Prospectus entitled “Summary — Regulatory Approval” and “The Transaction — Regulatory Approval” is incorporated herein by reference.
(4) Not applicable.
(5) None.
(c) Other Material Information.   The information set forth in the Prospectus is incorporated herein by reference.

Item 12.   Exhibits.
Exhibit No.	Description
(a)(1)(i)	Prospectus, dated March 7, 2024 (incorporated by reference to Atmus’ prospectus filed with the SEC pursuant to Rule 424(b) on March 7, 2024).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).
(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Registration Statement).
(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Registration Statement).
(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.4 to the Registration Statement).
(a)(1)(vi)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).
(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.6 to the Registration Statement).
(a)(1)(viii)	Form of Notice to Participants in neither the Cummins Stock Fund or the Cummins ESOP Fund (incorporated by reference to Exhibit 99.7 to the Registration Statement).
(a)(1)(ix)	Form of Notice to Participants in the Cummins Stock Fund only (incorporated by reference to Exhibit 99.8 to the Registration Statement).
(a)(1)(x)	Form of Notice to Participants in the Cummins ESOP Fund only (incorporated by reference to Exhibit 99.9 to the Registration Statement).
(a)(1)(xi)	Form of Notice to Participants in both the Cummins Stock Fund and the Cummins ESOP Fund (incorporated by reference to Exhibit 99.10 to the Registration Statement).
(a)(4)(i)	Press Release by Cummins Inc. dated February 14, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(ii)	Prospectus, dated March 7, 2024 (incorporated by reference to Atmus’ prospectus filed with the SEC pursuant to Rule 424(b) on March 7, 2024).
(a)(4)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 14, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(iv)	RSP Exchange IVR Message for the Alight Phone Lines (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(v)
Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Employee Stock Purchase Plan and other Cummins Stock Plans (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).

(a)(4)(vi)	Communication to Cummins Inc. Employees: Cummins announces plans for full separation of Atmus Filtration Technologies Inc. through an exchange offer (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).

Exhibit No.	Description
(a)(4)(vii)	Communication to Cummins Inc. Employees Participating in the Cummins Employee Stock Ownership Plan (“ESOP”) Fund: Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(viii)	Communication to Cummins Inc. Employees Participating in the Cummins Stock Fund: Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(ix)	Communication to Cummins Inc. Employees Participating in both the Cummins Stock Fund and the ESOP Fund: Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(x)	Communication to Cummins Inc. Employees Participating in neither the Cummins Stock Fund or the ESOP Fund: Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xi)	Communication to Cummins Inc. Employees Participating in the ESOP Fund: Participant Guide to the Exchange Offer in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xii)	Communication to Cummins Inc. Employees Participating in the Cummins Stock Fund: Participant Guide to the Exchange Offer in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xiii)	Communication to Cummins Inc. Employees Participating in both the Cummins Stock Fund and the ESOP Fund: Participant Guide to the Exchange Offer in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xiv)	Communication to Cummins Inc. Employees Participating in neither the Cummins Stock Fund or the ESOP Fund: Participant Guide to the Exchange Offer in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xv)	Communication to Cummins Inc. Employees Participating in the ESOP Fund: Trustee Direction Form (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xvi)	Communication to Cummins Inc. Employees Participating in the Cummins Stock Fund: Trustee Direction Form (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xvii)	Launch email communication to Cummins Inc. Employees Participating in the Cummins Retirement and Savings Plan: Cummins Atmus Stock Exchange Offer (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xviii)	Cummins Atmus Exchange Offer Website Tile Language (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).

Exhibit No.	Description
(a)(4)(xix)	Communication to Cummins Inc. Employees Participating in the ESOP Fund: Cummins Retirement and Savings Plan Opportunity to Exchange Cummins Stock for Atmus Stock (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xx)	Communication to Cummins Inc. Employees Participating in the Cummins Stock Fund: Cummins Retirement and Savings Plan Opportunity to Exchange Cummins Stock for Atmus Stock (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xxi)	Communication to Cummins Inc. Employees Participating in both the Cummins Stock Fund and the ESOP Fund: Cummins Retirement and Savings Plan Opportunity to Exchange Cummins Stock for Atmus Stock (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xxii)	Communication to Cummins Inc. Employees Participating in neither the Cummins Stock Fund or the ESOP Fund: Cummins Retirement and Savings Plan Opportunity to Exchange Cummins Stock for Atmus Stock (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xxiii)	Press Release by Atmus Filtration Technologies Inc. dated February 14, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 14, 2024).
(a)(4)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 15, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 15, 2024).
(a)(4)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 16, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 16, 2024).
(a)(4)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 20, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 20, 2024).
(a)(4)(xxvii)	Excerpt of transcript from Citi Global Industrial Tech and Mobility Conference (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 21, 2024).
(a)(4)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 21, 2024).
(a)(4)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 22, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 22, 2024).
(a)(4)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 23, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 23, 2024).
(a)(4)(xxxi)	Prospectus Cover Letter: Material Related to Your Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Retirement and Savings Plan (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 23, 2024).

Exhibit No.	Description
(a)(4)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 26, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 26, 2024).
(a)(4)(xxxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 27, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 27, 2024).
(a)(4)(xxxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 28, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 28, 2024).
(a)(4)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on February 29, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on February 29, 2024).
(a)(4)(xxxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 1, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 1, 2024).
(a)(4)(xxxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 4, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 4, 2024).
(a)(4)(xxxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 5, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 5, 2024).
(a)(4)(xxxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 6, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 6, 2024).
(a)(4)(xxxx)	Excerpt of transcript from Eversource ISI Industrial Conference (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 6, 2024).
(a)(4)(xxxxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on March 7, 2024 (incorporated by reference to Cummins Inc.’s Form 425 filing with the SEC on March 7, 2024).
(a)(4)(xxxxii)	Cummins Current Report on Form 8-K filed with the SEC on February 12, 2024.
(a)(4)(xxxxiii)	Cummins Current Report on Form 8-K filed with the SEC on February 14, 2024.
(a)(4)(xxxxiv)	Cummins Current Report on Form 8-K filed with the SEC on February 15, 2024.
(a)(4)(xxxxv)	Cummins Current Report on Form 8-K filed with the SEC on February 20, 2024.
(h)(i)	Tax Opinion of KPMG LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement).
107*	Filing Fee Table

*
Previously filed.

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CUMMINS INC.
By:
/s/ Nicole Y. Lamb-Hale

Name: Nicole Y. Lamb-Hale
Title:
Chief Legal Officer and Corporate Secretary

Dated: March 7, 2024